3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: (215) 981- 4659

direct fax: (866) 422 - 2114

falcoj@pepperlaw.com

April 30, 2018

Division of Investment Management U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549 Attn: Ray Be, Attorney Adviser

Re:	FundVantage Trust (the “Trust”) 1940 Act File No. 811-22027 1933 Act File No. 333-141120

Dear Mr. Be.:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) to Post-Effective Amendment No. 182 to the Trust’s registration statement on Form N-1A (Accession No. 0001615774-18-000816), filed with the Commission on February 2, 2018 (the “Amendment”), which were provided on March 20, 2018. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the Sirios Long/Short Fund (the “Fund”), a new series of the Trust, under the Investment Company Act of 1940 and to register the Fund’s shares under the Securities Act.

We appreciate the opportunity to address the Staff’s comments regarding the Funds. We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response.

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Division of Investment Management

U.S. Securities and Exchange Commission

April 30, 2018

Prospectus Comments

1.	Fees and Expenses.
a)	Confirm whether the principal investment strategy will result in Acquired Fund Fees and Expenses (“AFFE”). If AFFE will be over1 basis point, please add to the fee table as a separate line item for AFFE.

Response: It is not anticipated that the strategy will result in AFFE in excess of 1 basis point.

b)	In the footnote to the fee table, please confirm that the approval of the Fund’s Board of Trustees is required to terminate the fee waiver agreement.

Response: The prospectus will be revised to address the Staff’s comment.

c)	In the Expense Example, confirm the expense example numbers for year 3.

Response: The prospectus will be revised to address the Staff’s comment.

2.	Summary of Principal Investment Strategies.
a)	Please state that the Fund “will invest” (rather than invests) since the Fund has not yet commenced operations. Also state that the investment strategy is to be implemented “under normal market conditions.”

Response: The prospectus will be revised to address the Staff’s comment.

b)	Please specify which types of pooled investment vehicles and derivative instruments the Fund expects to invest in as a principal investment strategy and provide the risks associated with each.

Response: The prospectus will be revised to address the Staff’s comment.

c)	Please specify under which circumstances the Fund’s short positions in its portfolio investments would approach or exceed the size of its long positions and please explain how the Fund will be able to meet its cover obligations under Section 18 of the Investment Company Act of 1940, and applicable guidance in that circumstance.

Division of Investment Management

U.S. Securities and Exchange Commission

April 30, 2018

Response: We have clarified the disclosure as follows: “Although the Fund intends to maintain an overall net long position in its portfolio investments under normal market conditions, during periods of stress and deteriorating fundamentals, the Adviser may increase the Fund’s short positions to a level approaching or exceeding the value of the Fund’s overall long position, exclusive of the Fund’s cash and cash equivalent positions. In such instances where the Fund maintains a net short position in its portfolio investments, the Fund will maintain sufficient asset coverage for its short positions.”

The Fund will otherwise comply with all applicable Staff guidance with respect to coverage related to short sale obligations under Section 18 of the 1940 Act.

d)	Please limit the list of possible investments to those the Fund will use principally to achieve its investment objective and if investments in master-limited partnerships (“MLPs”) are a principal investment strategy, please provide additional disclosure on the risks and tax implications of investing in MLPs.

Response: The prospectus will be revised to address the Staff’s comment.

e)	Please revise the statement regarding the Fund’s anticipated net equity exposure to use plain English.

Response: The prospectus will be revised to address the Staff’s comment.

f)	Please confirm whether the Fund receives as collateral cash, letters of credit, or government securities for loans of portfolio securities.

Response: The Fund confirms that it typically receives cash or government securities as collateral for loans of portfolio securities.

Division of Investment Management

U.S. Securities and Exchange Commission

April 30, 2018

g)	Under the Securities Lending disclosure in the Additional Information about the Fund’s Investment Strategy section, please add disclosure stating that collateral will equal at least 100% of the value of the securities loaned marked to market on a daily basis.

Response: The prospectus will be revised to address the Staff’s comment.

3.	Summary of Principal Risks.

a)	Please add disclosure for Emerging Markets Risk and Securities Lending Risk.

Response: The prospectus will be revised to address the Staff’s comment.

b)	Please clarify “Government actions” under Short Sales Risk and, under Derivative Instruments Risk, provide additional disclosure on the specific derivatives instruments that will be used.

Response: The prospectus will be revised to address the Staff’s comment.

4.	Additional Information About the Fund’s Investment Strategies.

a)	Please add a page number to the reference to the Fund’s summary section.
b)	Please add appropriate disclosure to Item 4 regarding ETF strategies and securities lending.

Response: The prospectus will be revised to address the Staff’s comment.

5.	Additional Information About the Fund’s Risks.

a)	In the first paragraph, please remove the word “certain” and replace it with “the.” Additionally, please add disclosure for emerging markets risk and define “emerging markets.”

Response: The prospectus will be revised to address the Staff’s comment.

6.	Investment Adviser’s Prior Performance.

a)	Please revise to say that the Sirios Liquid Alternatives Fund, Ltd. is managed in a “substantially similar” manner as the Fund. To the extent the performance information excludes any accounts, disclose that fact and state that the exclusion of such accounts does not materially affect the performance presented.

Division of Investment Management

U.S. Securities and Exchange Commission

April 30, 2018

Response: The prospectus will be revised to address the Staff’s comment. The Adviser has confirmed that the Fund will be managed pursuant to a substantially similar liquid alternatives strategy as the Sirios Liquid Alternatives Fund, Ltd. Additionally, the Adviser manages other accounts in a substantially similar manner as the Fund but has excluded such accounts because the Account included in the prospectus has the longest history of performance and the accounts excluded are not subject to the same fees associated with the Account, resulting in higher performance if such accounts were included. The exclusion of such accounts does not materially change the performance information presented.

7.	Purchase of Shares Section.

a)	For Class A shares, please specify that the offering price includes the front-end sales charge. Please clarify whether it applies to reinvested dividends on distribution.

Response: The prospectus currently discloses that Class A shares of the Fund include a front-end sales charge. The Class A sales charge does not apply to reinvested dividends.

8.	Redemption of Sales Section.

a)	Please add the disclosure required by Item 11(c) regarding the methods used to meet redemption requests.

Response: The prospectus currently discloses this information under the “Redemption Policies” section.

9.	Back Cover.

a)	Please specify whether the Fund’s documents will be available on the Fund’s website.

Response: The Fund’s documents will be available on the Fund’s website. The prospectus and SAI will be revised to address the Staff’s comment.

SAI Comments

10.	Investment Policies.

a)	Please include short sales in the list of investments under the section “Borrowing” on page 9.

Division of Investment Management

U.S. Securities and Exchange Commission

April 30, 2018

Response: The SAI will be revised to address the Staff’s comment.

b)	If the Fund intends to invest in contingent convertible securities, please add the appropriate disclosure under the “Convertible Securities” section.

Response: The SAI will be revised to address the Staff’s comment.

c)	Under the “Corporate Debt Securities” disclosure, please state the minimum ratings criteria used, if any.

Response: The SAI will be revised to address the Staff’s comment.

d)	Under the “Short Sales” disclosure on page 35, please revise the last sentence to be consistent with Rule 17f requirements to keep collateral deposits with a custodian.

Response: The SAI will be revised to address the Staff’s comment.

11.	Investment Limitations Section.

a)	Please provide the basis for the Fund’s view that any percentage restriction on investment or utilization of assets is adhered to at the time the investment is made with respect to the Fund’s investment limitation with respect to industry concentration.

Response: Though technically rescinded, we believe Guide 19 (Securities Act Release No. 6479 at Guide 19 (Aug. 12, 1983)) provides a sufficient basis for the Fund’s view with respect to compliance with its concentration limitation at the time of investment.

b)	Under “Investment Limitations” in the first limitation on page 39, please clarify the basis for stating the items listed are not senior securities.

Response: The Fund’s SAI has been revised to remove the items listed as exclusions and expand the disclosure with respect to coverage obligations to extend to the items previously listed, as well as any other instruments giving rise to senior security concerns, in compliance with Investment Company Act Release No. 10666. (Apr. 18, 1979) and subsequent Staff guidance.

Division of Investment Management

U.S. Securities and Exchange Commission

April 30, 2018

12.	Pricing of Shares.

a)	Please update the reference to the “National Association of Securities Dealers.”

Response: The SAI will be revised to address the Staff’s comment.

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We trust that this response addresses the Staff’s comments. Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco
John P. Falco

cc:	Joel L. Weiss, President of FundVantage Trust John M. Ford, Esq.